**Exhibit 4**. Organizational structure.

☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly, by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.

S&P Global Inc. is a provider of credit ratings, benchmarks, analytics and workflow solutions in the global capital, commodity and automotive markets.

SPGI's S&P Global Ratings business segment is comprised of independent providers of credit ratings, research, and analytics to investors, issuers and other market participants. This includes the NRSRO and certain other ratings-related businesses.

SPGI's other business segments are comprised of S&P Global Market Intelligence ("Market Intelligence"), S&P Global Commodity Insights ("Commodity Insights"), S&P Global Mobility ("Mobility"), and S&P Dow Jones Indices ("Indices").

- Market Intelligence is a global provider of multi-asset-class data and analytics integrated with purpose-built workflow solutions.
- Commodity Insights is a leading independent provider of information and benchmark prices for the commodity and energy markets.
- Mobility is a leading provider of solutions serving the full automotive value chain including vehicle manufacturers (OEMs), automotive suppliers, mobility service providers, retailers, consumers, and finance and insurance companies.
- Indices is a global index provider maintaining a wide variety of valuation and index benchmarks for investment advisors, wealth managers and institutional investors.

**********************************

Attached are the following:

(1) SPGI Subsidiary List - subsidiaries of S&P Global Inc.
(2) NRSRO Organization Charts

# S&P Global Inc.
## List of Subsidiaries
### September 11, 2024

Listed below are all the subsidiaries of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary as of the date this list was compiled.

| Subsidiaries | State or Jurisdiction of Incorporation |
| --- | --- |
| 451 Research, LLC | Delaware, United States |
| Agra CEAS Consulting Bureau Européen de Recherches S.A | Belgium |
| Agra Ceas Consulting Limited | United Kingdom |
| AMM Holding Corp. | Delaware, United States |
| automotiveMastermind, Inc. | Delaware, United States |
| BBHCP CTI Holdco, LLC | Delaware, United States |
| Bentek Energy LLC | Colorado United States |
| BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores | Colombia |
| Bridge to India Energy Private Limited | India |
| Cappitech Regulation Ltd | Israel |
| Carfax Advisory Services LLC | Delaware, United States |
| Carfax Canada ULC | Canada |
| Carfax Europe GmbH | Germany |
| CARFAX HISTORIAL DE VEHICULOS SL | Spain |
| Carfax Italia S.R.L. | Italy |
| Carfax Nederland B.V. | Netherlands |
| Carfax Polska sp. z o.o. | Poland |
| Carfax Sverige AB | Sweden |
| Carfax, Inc. | Pennsylvania, United States |
| ChartIQ Inc. | Delaware, United States |
| Coalition Development Limited | United Kingdom |
| Coalition Development Singapore Pte. Ltd. | Singapore |
| Commodity Flow Limited | United Kingdom |
| Compliance Technologies International, LLC | Delaware, United States |
| CoreOne Technologies - DeltaOne Solutions Inc. | California, United States |
| CoreOne Technologies Holdings LLC | Delaware, United States |
| Coreone Technologies LLC | Delaware, United States |
| CoreOne Technologies-Deltaone Solutions Limited | United Kingdom |
| CorrectNet LLC | Delaware, United States |
| CRISIL ESG Ratings & Analytics Limited | India |
| Crisil Irevna Argentina S.A. | Argentina |
| CRISIL Irevna Australia Pty Ltd | Australia |
| CRISIL Irevna Information Technology (Hangzhou) Company Ltd. | China |
| CRISIL Irevna Information Technology Colombia S.A.S. | Colombia |
| CRISIL Irevna Poland Sp z o.o. | Poland |

| Subsidiaries | State or Jurisdiction of Incorporation |
|---|---|
| CRISIL Irevna UK Limited | United Kingdom |
| CRISIL Irevna US LLC | Delaware, United States |
| CRISIL Limited | India |
| CRISIL Ratings Limited | India |
| CSM Asia LLC | Delaware, United States |
| CSM Worldwide Korea Yuhan Hoesa | Korea, Republic of |
| Data Logic Services Corp. | Texas, United States |
| DeriveXperts Limited | United Kingdom |
| DeriveXperts SAS | France |
| DJI OpCo, LLC | Delaware, United States |
| Energy Publishing Pty Limited | Australia |
| Global Mapping Strategies, Inc. | Michigan, United States |
| Green Power Conferences Limited | United Kingdom |
| Greenwich Associates Japan K.K. | Japan |
| Greenwich Associates Singapore Pte. Ltd. | Singapore |
| Greenwich Associates UK Limited | United Kingdom |
| Grupo SPGI Mexico, S. de R.L. de C.V. | Mexico |
| Grupo Standard & Poor's S. de R.L. de C.V. | Mexico |
| Hemscott Americas, Inc. | Delaware, United States |
| Hemscott Limited | United Kingdom |
| IHS (Beijing) Trading Company Limited | China |
| IHS Australia Pty. Limited | Australia |
| IHS EMEA Holding SRL | Barbados |
| IHS Global (Malaysia) Sdn. Bhd. | Malaysia |
| IHS Global (Thailand) Limited | Thailand |
| IHS Global ApS | Denmark |
| IHS Global AS | Norway |
| IHS Global Colombia S.A.S. | Colombia |
| IHS Global FZ-LLC | United Arab Emirates |
| IHS Global GmbH | Germany |
| IHS Global Holding LLC | Delaware, United States |
| IHS Global Inc. | Delaware, United States |
| IHS Global Investments Limited | United Kingdom |
| IHS Global Investments LLC | Delaware, United States |
| IHS Global Limited | United Kingdom |
| IHS Global Limited Liability Company | Belarus |
| IHS Global Limited LLC | Qatar |
| IHS Global Private Limited | India |
| IHS Global Pte. Ltd. | Singapore |
| IHS Global SAS | France |
| IHS Global sp. z o.o. | Poland |
| IHS Global Taiwan Ltd. | Taiwan (Province of China) |
| IHS Group Holdings Limited | United Kingdom |

| Subsidiaries | State or Jurisdiction of Incorporation |
|---|---|
| IHS Herold Inc. | Connecticut, United States |
| IHS Holding Inc. | Delaware, United States |
| IHS Hong Kong Limited | Hong Kong |
| IHS Inc. | Delaware, United States |
| IHS Informacoes E Insight LTDA | Brazil |
| IHS Information & Insight (Proprietary) Limited | South Africa |
| IHS International Holdings Limited | United Kingdom |
| IHS Markit Agribusiness Brazil Ltda. | Brazil |
| IHS Markit Agribusiness UK Limited | United Kingdom |
| IHS Markit Agribusiness US LLC | Delaware, United States |
| IHS Markit Asia Pte. Ltd. | Singapore |
| IHS Markit Canada ULC | Canada |
| IHS Markit Equity Investments Limited | United Kingdom |
| IHS Markit Global Holding Inc. | Delaware, United States |
| IHS Markit Global Investments Limited | United Kingdom |
| IHS Markit Global Limited | United Kingdom |
| IHS Markit Global LLC | Delaware, United States |
| IHS Markit Global Sàrl | Switzerland |
| IHS Markit Global SRL | Barbados |
| IHS Markit Group (Australia) Pty Limited | Australia |
| IHS Markit Group (Hong Kong) Limited | Hong Kong |
| IHS Markit Group Equity Limited | United Kingdom |
| IHS Markit Group Holdings | United Kingdom |
| IHS Markit Healthcare Trustee Limited | United Kingdom |
| IHS Markit Holdings 2 Limited | United Kingdom |
| IHS Markit Holdings Limited | United Kingdom |
| IHS Markit Investments Limited | United Kingdom |
| IHS Markit Japan GK | Japan |
| IHS Markit Kazakhstan Limited Liability Partnership | Kazakhstan |
| IHS Markit Korea Ltd. | Korea, Republic of |
| IHS Markit KY3P LLC | Delaware, United States |
| IHS Markit KYC Services Limited | United Kingdom |
| IHS Markit Lending 1 | United Kingdom |
| IHS Markit Lending 2 Limited | United Kingdom |
| IHS Markit Ltd. | Bermuda |
| IHS Markit North America Holdings Inc. | Delaware, United States |
| IHS Markit UK Investments Limited | United Kingdom |
| IHS Markit UK Services Limited | United Kingdom |
| IHS Markit US Holdings Ltd. | Bermuda |
| IHSM EMEA Investment Ltd. | United Kingdom |
| IHSM Funding Singapore Ltd | United Kingdom |
| IHSM Global Holdings Ltd. | United Kingdom |
| IHSM Holdings Germany Ltd | United Kingdom |

| Subsidiaries | State or Jurisdiction of Incorporation |
|---|---|
| IHSM Holdings UK Ltd | United Kingdom |
| IHSM Investment UK Ltd | United Kingdom |
| iLevel Solutions LLC | Delaware, United States |
| Information Handling Services (Malaysia) Sdn Bhd | Malaysia |
| Information Handling Services Mexico, SA de CV | Mexico |
| Information Mosaic Limited | Ireland |
| Ipreo (Proprietary) Limited | South Africa |
| Ipreo Data Inc. | Delaware, United States |
| Ipreo Holdings LLC | Delaware, United States |
| Ipreo Hong Kong Limited | Hong Kong |
| Ipreo InSite, Inc. | Delaware, United States |
| Ipreo Limited | United Kingdom |
| Ipreo LLC | Delaware, United States |
| Ipreo UK Holdings Ltd | United Kingdom |
| Ipreo US LLC | Delaware, United States |
| Iredell Holdco 1 LLC | Delaware, United States |
| iSuppli Asia Limited | Hong Kong |
| JOC Group Inc. | Delaware, United States |
| Kensho Technologies, LLC | Delaware, United States |
| Macroeconomic Advisers, LLC | Missouri, United States |
| Macroeconomic Consultants, Inc. | Missouri, United States |
| Market Scan Information Systems, Inc. | California, United States |
| Markit CTI Holdings LLC | Delaware, United States |
| Markit India Services Private Limited | India |
| Markit N.V. | Netherlands |
| Markit North America, Inc. | Delaware, United States |
| Markit Securities Finance Analytics Inc. | Delaware, United States |
| Markit Securities Finance Analytics Limited | United Kingdom |
| Markit Valuation Services Limited | United Kingdom |
| Markit WSO Corporation | Texas, United States |
| MarkitOne Holdings LLC | Delaware, United States |
| Panjiva, Inc. | Delaware, United States |
| Peter Lee Associates Pty. Limited | Australia |
| Petroleum Industry Research Associates Inc. | New York, United States |
| Platts (U.K.) Limited | United Kingdom |
| Platts Benchmarks B.V. | Netherlands |
| Platts Information Consulting (Shanghai) Co., Ltd. | China |
| PointLogic LLC | Maryland, United States |
| Polk Carfax, Inc. | Michigan, United States |
| Premier Data Services, Inc. | Delaware, United States |
| Private Market Connect LLC | Delaware, United States |
| PT IHS Markit Indonesia | Indonesia |
| Purvin & Gertz LLC | Texas, United States |

| Subsidiaries | State or Jurisdiction of Incorporation |
|---|---|
| R.L. Polk & Co. | Delaware, United States |
| R.L. Polk Australia Pty Ltd | Australia |
| Rushmore Associates Limited | United Kingdom |
| S & P India LLC | Delaware, United States |
| S&P Argentina LLC | Delaware, United States |
| S&P Capital IQ (India) Private Limited | India |
| S&P DJI Beijing Holdings LLC | Delaware, United States |
| S&P DJI Netherlands B.V. | Netherlands |
| S&P Dow Jones Indices GmbH | Germany |
| S&P Dow Jones Indices LLC | Delaware, United States |
| S&P Dow Jones Indices Limited | United Kingdom |
| S&P Global Alpha GmbH | Germany |
| S&P Global Asia Pacific LLC | Delaware, United States |
| S&P Global Asian Holdings Pte. Ltd. | Singapore |
| S&P Global Australia Pty Ltd | Australia |
| S&P Global Austria GmbH | Austria |
| S&P Global Belgium SRL | Belgium |
| S&P Global Beta Limited | United Kingdom |
| S&P Global Canada Corp. | Canada |
| S&P Global Capital Limited | United Kingdom |
| S&P Global Commodities UK Limited | United Kingdom |
| S&P Global Company Limited | Saudi Arabia |
| S&P Global Delta Limited | United Kingdom |
| S&P Global Enterprises Limited | United Kingdom |
| S&P Global Epsilon Limited | United Kingdom |
| S&P Global Equities SRL | Barbados |
| S&P Global Eta LLC | Delaware, United States |
| S&P Global Europe SRL | Barbados |
| S&P Global European Holdings LLC | Delaware, United States |
| S&P Global European Holdings Luxembourg S.à r.l. | Luxembourg |
| S&P Global Evaluations Limited | United Kingdom |
| S&P Global Finance Luxembourg S.à r.l. | Luxembourg |
| S&P Global Financial Limited | United Kingdom |
| S&P Global France SAS | France |
| S&P Global Gamma Limited | United Kingdom |
| S&P Global Germany GmbH | Germany |
| S&P Global Holdings Europe Limited | United Kingdom |
| S&P Global Holdings LLC | Delaware, United States |
| S&P Global Holdings Luxembourg S.à r.l. | Luxembourg |
| S&P Global Holdings UK Limited | United Kingdom |
| S&P Global Index Information Services (Beijing) Co., Ltd | China |
| S&P Global Indices Netherlands B.V. | Netherlands |
| S&P Global Indices UK Limited | United Kingdom |

| Subsidiaries | State or Jurisdiction of Incorporation |
|---|---|
| S&P Global Informacoes do Brasil Ltda. | Brazil |
| S&P Global International Holdings Limited | United Kingdom |
| S&P Global International LLC | Delaware, United States |
| S&P Global Investments SRL | Barbados |
| S&P Global Iota LLC | Delaware, United States |
| S&P Global Italy S.r.l | Italy |
| S&P Global Kappa LLC | Delaware, United States |
| S&P Global Korea Inc. | Korea, Republic of |
| S&P Global Lambda Limited | United Kingdom |
| S&P Global Limited | United Kingdom |
| S&P Global Market Intelligence (DIFC) Limited | United Arab Emirates |
| S&P Global Market Intelligence Argentina SRL | Argentina |
| S&P Global Market Intelligence Inc. | Delaware, United States |
| S&P Global Market Intelligence Information Management Consulting (Beijing) Co., Ltd. | China |
| S&P Global Market Intelligence LLC | Delaware, United States |
| S&P Global MI Information Services (Beijing) Co., Ltd. | China |
| S&P Global Netherlands B.V. | Netherlands |
| S&P Global Pakistan (Private) Limited | Pakistan |
| S&P Global Philippines Inc. | Philippines |
| S&P Global Ratings Argentina S.r.l., Agente de Calificacion de Riesgo | Argentina |
| S&P Global Ratings Australia Pty Ltd | Australia |
| S&P Global Ratings Europe Limited | Ireland |
| S&P Global Ratings Hong Kong Limited | Hong Kong |
| S&P Global Ratings Japan Inc. | Japan |
| S&P Global Ratings Maalot Ltd. | Israel |
| S&P Global Ratings Management Service (Shanghai) Co., Ltd. | China |
| S&P Global Ratings Singapore Pte. Ltd. | Singapore |
| S&P Global Ratings UK Limited | United Kingdom |
| S&P Global Ratings, S.A. de C.V. | Mexico |
| S&P Global Regional Headquarters Company | Saudi Arabia |
| S&P Global Romania S.R.L. | Romania |
| S&P Global SF Japan Inc. | Japan |
| S&P Global Shades of Green AS | Norway |
| S&P Global Sweden AB | Sweden |
| S&P Global Switzerland SA | Switzerland |
| S&P Global Technology Resources (India) LLP | India |
| S&P Global Theta Limited | United Kingdom |
| S&P Global UK Holdings LLC | Delaware, United States |
| S&P Global UK Limited | United Kingdom |
| S&P Global Valuations Limited | United Kingdom |
| S&P Global Ventures Inc. | Delaware, United States |
| S&P Global Zeta Limited | United Kingdom |

|  Subsidiaries | State or Jurisdiction of Incorporation |
| --- | --- |
| S&P OpCo, LLC | Delaware, United States |
| S&P Ratings (China) Co., Ltd. | China |
| S&P Trucost Limited | United Kingdom |
| Shanghai Panjiva Business Consulting Co., Ltd. | China |
| SNL Financial Australia Pty Ltd | Australia |
| SNL Financial ULC | Canada |
| SP Global Financial Iberia, S.L., Unipersonal | Spain |
| SPDJ Singapore Pte. Ltd. | Singapore |
| SPDJI Holdings, LLC | Delaware, United States |
| Standard & Poor's Financial Services LLC | Delaware, United States |
| Standard & Poor's International Services LLC | Delaware, United States |
| Standard & Poor's International, LLC | Delaware, United States |
| Standard & Poor's Ratings do Brasil Ltda | Brazil |
| Standard & Poor's South Asia Services Private Limited | India |
| Standard & Poor's, LLC | Delaware, United States |
| Taiwan Ratings Corporation | Taiwan (Province of China) |
| The Climate Service, Inc. | Delaware, United States |
| The Transaction Auditing Group, Inc. | Nevada, United States |
| Thinkfolio (Pty) Ltd | South Africa |
| Thinkfolio Ltd | United Kingdom |
| Tradenet Commercial Networking Limited | United Kingdom |
| TRIS Corporation Limited | Thailand |
| TRIS Rating Co., Ltd[1] | Thailand |
| TruSight Solutions LLC | Delaware, United States |
| TTN Polska sp. z o.o. | Poland |
| Visallo, LLC | Delaware, United States |
| Visible Alpha Hong Kong Limited | Hong Kong |
| Visible Alpha Limited | United Kingdom |
| Visible Alpha Solutions India Private Limited | India |
| Visible Alpha, LLC | Delaware, United States |

---

[1] This 51.55% interest reflects the total economic interest held by S&P Global Inc. in TRIS Ratings Co. Ltd. S&P Global Inc. does not have voting control of either TRIS Corporation Limited or TRIS Rating Co. Ltd.



President

Chief Financial Officer [1]

SVP of People [1]

Head of Ratings Communications [1]

General Counsel [1]

MD, CEO CRISIL [2]

SVP & Chief Auditor S&P Global [3]

Ratings Chief Technology Officer

Global Chief Risk & Compliance Officer

DCO – Americas & EMEA

CCO – APAC & India

Global Head of Regulatory Coordination

Global Head of Control, Monitoring & Examinations

Chief Matrix Officer

Global Head of Analytic Quality & Validation

Global Head of Risk & Internal Control

Chief Commercial Officer

Regional Sales Heads

Global Head of Marketing

Global Head of Market Outreach

Global Chief Decentralized Finance Officer

Global Head of Commercial Strategy, Product & Operations

Global Head of Customer Success & Sales Development

Global Head of Ratings Services

Global Head, Practices

Regional Practice Leads – Americas [4]

Regional Practice Leads – EMEA [4]

Regional Practice Lead – Asia Pacific [4]

Head of Sovereign & International Public Finance

Global Chief Economist

Global Head of Analytical Research & Development

Global Head, Global Analytics & Methodologies

Global Head of Analytical Business Operations & Controls

Global Head of Analytical Experience

Chief of Staff

1   Support function reporting jointly to S&P Global Ratings President and S&P Global functional head.
2   For administrative purposes only. CRISIL is not a part of the NRSRO.
3   Reports to the Audit Committee of the S&P Global Board of Directors and administratively to the CEO of S&P Global.
4   Includes Corporates, Structured Finance, Financial Services, and Governments

**S&P Global**
Ratings

S&P Global Ratings      1

# S&P Global Ratings Departments

**June 18, 2024**



**S&P Global**
Ratings

## Credit Ratings, Methodologies, Research, Analytical Business Operations & Controls [4]

- Compliance & Risk
- Ratings Technology
- People [1]
- Finance & Strategy [1]
- Legal & Regulatory Affairs [1]
- Communications [1]

### Commercial
- Sales
- Marketing
- Market Outreach
- Decentralized Finance
- Product, Strategy & Operations
- Customer Success & Sales Development

### (Analytical)
- Corporates
- Financial Services
- Governments [3]
- Structured Finance
- Global Analytics & Methodologies
- Economics
- Analytical Research & Development
- Analytical Business Operations & Controls
- Analytical Experience

Internal Audit [2]

---

1   Support function reporting jointly to S&P Global Ratings President and S&P Global functional head.
2   Reports to the Audit Committee of the S&P Global Board of Directors and administratively to the CEO of S&P Global.
3   Includes Sovereigns, International Public Finance and U.S. Public Finance
4   The practice areas are organized along regional/geographic lines, comprising EMEA, APAC and the Americas.

**S&P Global**
Ratings

# S&P Global Ratings

**NRSRO entities are shaded in blue.**
**Dated as of June 12, 2024**

**S&P Global Ratings (formerly named Standard & Poor's Ratings Services)** - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates. The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.



1 Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 66.72%.

2 The following entities also hold an ownership interest in BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores: Standard & Poor's LLC (2%), Standard & Poor's International Services LLC (2%),
Standard & Poor's International, LLC (1.02%), and S&P Global International LLC (1.02%).

3 Holding company

4 Also held 0.00001% by S&P Global Asian Holdings Pte. Limited.

5 S&P Global Ratings Europe Limited operates branches in various locations, and like other NRSRO entities, may open additional branches from time to time.

6 Grupo Standard & Poor's S de R.L de C.V. is also owned 1% by Standard & Poor's International, LLC.

7 Held 99.99997% by S&P Global International LLC and 0.00003% by S&P Global Inc.

**S&P Global**
Ratings